Exhibit 99.80

FIRST AMENDMENT TO

CAMARILLO ACQUISITION AGREEMENT

This FIRST AMENDMENT TO CAMARILLO ACQUISITION AGREEMENT (this “Amendment”) is made effective as of March 21, 2021 (the “Amendment Date”) by and between GH GROUP, INC., a Delaware corporation (“Glass House”) and MERCER PARK BRAND ACQUISITION CORP, a British Columbia corporation (“Mercer Park”, and together with Glass House, “GH/MPBAC”), on the one hand, and Glass Investments Projects, Inc., a Delaware corporation (the “GIPI”), on the other, to amend that certain letter agreement bearing a date for reference purposes of February 13, 2021 (the “Camarillo Acquisition Agreement”). Capitalized terms used but not defined herein shall have the meanings give to such terms in the Camarillo Acquisition Agreement.

RECITALS

WHEREAS, GH/MPBAC and GIPI entered into the Camarillo Acquisition Agreement, whereby GIPI agreed, among other things, to sell the Option Rights (as defined in the Camarillo Acquisition Agreement) to GH/MPBAC;

WHEREAS, GH/MPBAC and GIPI desire to extend the expiration of the Contingency Period from 5:00 p.m. Pacific Time on March 22, 2021 to 5:00 p.m. Pacific Time on March 24, 2021; and

WHEREAS, GH/MPBAC and GIPI desire to amend the Camarillo Acquisition Agreement to provide for such extension in the manner set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Extension of Contingency Period. The Contingency Period shall now expire at 5:00 p.m. Pacific Time on March 24, 2021.

2.            Effect. In the event of any conflict between this Amendment and the Camarillo Acquisition Agreement, the terms of this Amendment shall control. The Camarillo Acquisition Agreement, as amended by this Amendment and together with that certain side letter between the parties hereto bearing a date for reference purposes of February 13, 2021, shall be in full force and effect and constitutes the entire agreement between GH/MPBAC and GIPI with respect to the transactions contemplated hereby and thereby.

3.            Benefit and Authority. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and each party warrants and represents to the other that it has due and lawful authority to execute this Amendment.

4.            Counterparts. This Amendment may be executed in any number of counterparts (which may be delivered by facsimile or electronic mail which attaches a portable document format (.pdf) document) and each counterpart shall represent a fully executed original as if executed by all parties hereto, with all such counterparts together constituting but one and the same instrument.

The signature page follows this page.

IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of Amendment Date.

GH/MPBAC:

GH GROUP, INC.,
a Delaware corporation

By:	/s/ Kyle D. Kazan
Name:	Kyle D. Kazan
Title:	Chief Executive Officer

MERCER PARK BRAND ACQUISITION CORP.,
a British Columbia corporation

By:	/s/ Louis F. Karger
Name:	Louis F. Karger
Title:	CEO

GIPI:

GLASS INVESTMENTS PROJECTS, INC.,
a Delaware corporation

By:	/s/ Jeanette Lombardo
Name:	Jeanette Lombardo
Title:	Chief Executive Officer

[Signature Page to First Amendment to Camarillo Acquisition Agreement]